Exhibit 12.1
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Six Months Ended		Year Ended December 31,
	June 30, 2016		2015		2014		2013		2012	2011
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$65,222		$117,932		$117,337		$118,880		$125,379	$122,998
Amortization of debt premium, discount, and expenses	1,873		3,575		4,194		3,716		4,023	3,695
Estimated interest factor of lease rental charges	1,383		3,298		4,686		5,847		5,585	6,665
Preferred dividend requirements of subsidiary	398		784		809		800		769	864
Total Fixed Charges	$68,876		$125,589		$127,026		$129,243		$135,756	$134,222

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$67,707		$46,153		$200,647		$175,069		$175,035	$321,469
Fixed charges as above	68,876		125,589		127,026		129,243		135,756	134,222
Interest capitalized	(4,020)		(9,753)		(6,256)		(5,209)		(5,432)	(2,697)
Non-controlling interest in earnings of Valencia	(7,031)		(14,910)		(14,127)		(14,521)		(14,050)	(14,047)
Preferred dividend requirements of subsidiary	(398)		(784)		(809)		(800)		(769)	(864)
Earnings Available for Fixed Charges	$125,134		$146,295		$306,481		$283,782		$290,540	$438,083

Ratio of Earnings to Fixed Charges	1.82	[1]	1.16	[2]	2.41	[3]	2.20	[3]	2.14	3.26	[4]

1 Earnings from continuing operations before income taxes and non-controlling interest for the six months ended June 30, 2016 includes a pre-tax loss of $0.8 million due to the write-off of regulatory disallowances and restructuring costs at PNM. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 1.83.

[2]  Earnings from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2015 includes a pre-tax loss of $167.5 million due to the write-off of regulatory disallowances and restructuring costs at PNM. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.50 for 2015.

[3]  Earnings from continuing operations before income taxes and non-controlling interest for the years ended December 31, 2014 and December 31, 2013 include pre-tax losses of $1.1 million and $12.2 million due to the write-off of regulatory disallowances at PNM. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 2.42 for 2014 and 2.29 for 2013.

[4]  Earnings from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes pre-tax losses of $21.4 million due to the write-off of regulatory disallowances at PNM and TNMP. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 3.42. In addition, 2011 includes a pre-tax gain on the sale of First Choice of $174.9 million. If that gain was also excluded, the Ratio of Earnings to Fixed Charges would have been 1.96.